Exhibit 99.1

Spreadtrum Communications Board of Directors Selects Financial Advisor

SHANGHAI, CHINA – July 2, 2013 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum” or the “Company”), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that its Board of Directors (the “Board”) has retained Morgan Stanley Asia Limited (“Morgan Stanley”) as its financial advisor with respect to the previously-announced preliminary non-binding proposal made by Tsinghua Unigroup Ltd. (“Unigroup”) pursuant to which Unigroup proposes to acquire the Company for $28.50 in cash per American Depositary Share (the “Unigroup Proposal”). Morgan Stanley has been retained to assist the Board in its evaluation of the Unigroup Proposal and the Board’s consideration of potential alternatives to the Unigroup Proposal.

The Board is continuing its review and evaluation of the Unigroup Proposal and other alternatives available to the Company. The Board has not yet made any decisions with respect to such matters. There can be no assurance that any agreement will be executed with Unigroup or any other party, or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum’s customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

Contact: Investor Relations, ir@spreadtrum.com, +1 650-308-8148